UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

21 August 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

August 21, 2003

Contact:
Blue Square-Israel Ltd.
Zvi Bochman
Vice President & CFO
Telephone: 972-3-9282220
Fax:             972-3-9282299
Email: finance@coop.co.il

Blue Square-Israel Ltd Announces Dividend Payment Date

Rosh Haayin, Israel – August 21, 2003 – Blue Square-Israel Ltd. (NYSE: BSI), announced today that in accordance with a resolution made by the Board of Directors, on August 21, 2003, a cash dividend of $1.72 per share (total of approx. NIS 285 million as of June 30, 2003) will be paid on or about September 17, 2003. The dividend payments to ADR holders in the US will be distributed a couple of days later.

The dividend, net of taxes to be withheld at source will be paid to shareholders of record as of the close of business on September 3, 2003.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 163 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996.